Boca Raton Fort Lauderdale Miami Tallahassee

Melissa Melzer (561) 893-8733 mme1zer@bergersingerman.com

January 21, 2009

VIA FEDERAL EXPRESS

Ms. Jennifer Hardy
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Ms. Sherry Haywood
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Edd Helms Group, Inc.
Preliminary Information Statement on Schedule 14C File No. 01-17978

Schedule 13E-3 File No. 5-40749

Dear Ms. Hardy:

We are in receipt of your comment letter dated December 5, 2008 regarding the Preliminary Information Statement on Schedule 14C and the Schedule 13E-3 filed on behalf of Edd Helms Group, Inc. We have revised the documents based on your comments and/or suggestions as outlined below.

Schedule 13E-3

1.	Under Item 3, please provide the information required by Item 1003(a) of Regulation M-A, including disclosure of each affiliate and the nature of the affiliation.

All filing persons are affiliates:

	a.	Edd Helms Group, Inc. is the subject company

	b.	W. Edd Helms, Jr. is the President and Chief Executive Officer, a member of the Board of Directors, and a majority shareholder;

2650 North Military Trail   Suite 240  Boca Raton, Florida 33431-7391  Telephone 561.241 .9500  Facsimile 561.998.0028

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

c.	L. Wade Helms is a member of the Board of Directors and a shareholder holding less than 5% of the shares;

d.	Carol A. Helms is deceased;

e.	Sherrie Helms is a shareholder holding less than 5% of the shares;

f.	Charlene Helms Freedland is a shareholder holding less than 5% of the shares;

Executive Officers and Directors of Corporation:

g.	Vicki Helms is a shareholder holding less than 5% of the shares;

h.	Walter Revell is a member of the Board of Directors and a shareholder holding less than 5% of the shares;

i.	Edward J. McCarthy is a member of the Board of Directors and a shareholder holding less than 5% of the shares;

j.	John Salvaggio is a member of the Board of Directors and a shareholder holding less than 5% of the shares; and

k.	Dean A. Goodson is the Chief Financial Officer and a shareholder holding less than 5% of the shares.

2.	Under Item 6(b), please disclose the information required by Item 1006(b) of Regulation M-A.

As to Item 6(b), the securities will be retained as treasury shares.

3.	The Schedule 13E-3 as filed has not been signed. Please ensure that each filing person signs the Schedule 13E-3 including the company and file a copy on EDGAR with conformed signatures.

All filing persons as listed have signed the Schedule 13E-3.

Information Statement on Schedule 14C

General

4.

We note that the information contained in Item 3 of your Schedule 13E-3 is not provided in your preliminary information statement. Please revise to include this disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3 (e) of the Securities Exchange Act of 1934.

The information regarding the filing persons as provided in the Schedule 13E-3 has been

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

added to the Preliminary Information Statement on Schedule 14C.

5.	Please include the statement required by Item 2 of Schedule 14C in bold-faced type on the first page of the information statement.

The statement required by Item 2 of Schedule 14C “WE ARE NOT ASKING YOU FOR PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY” has been replaced in bold-faced type.

6.

Some of the disclosure that appears on pages 2-3 of the information statement is important (such as the deadline for the exercise of appraisal rights) and should be presented in question and answer or bullet point format so as to highlight the most material terms of the transaction. See Item 1001 of Regulation M-A. If you wish to include this textual disclosure as a separate section, consider relocating to a later part of the information statement.

The most material terms of the transaction as included on pages 2-3 of the Preliminary Information Statement, such as deadlines for the exercise of appraisal rights, have been presented in bullet point format.

Summary Term Sheet, page 5

7.

In this section, inform shareholders what (if any) action they are required to take in connection with the reverse stock split. That is, since the Amendment has already been approved by written consent by the members of the Principal Group, what should shareholders do at this time? We note the form of “transmittal letter” attached as Appendix D. Must shareholders submit this letter in order to receive cash for their shares? Or will this happen automatically if they own less than 2000 shares? Please see our comments below concerning the treatment of record vs. beneficial ownership.

We have added information pertaining to what action the shareholders must take in connection with the reverse stock split, including a reference to and explanation of the “transmittal letter” found at Appendix C to the Information Statement.

8.

Please address whether a shareholder owning in the aggregate more than 2000 shares but holding the shares in several accounts with less than 2000 shares each will be cashed out unless he or she consolidates his or her accounts prior to the reverse split. In addition, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those terms.

A shareholder owning in the aggregate more than 2000 shares but holding the shares in several accounts with less than 2000 shares each will be cashed out unless he/she consolidates prior to the reverse stock split.

For beneficial owners, the Information Statement will be sent to the nominee, who will then forward the document to the beneficial owner for a response.

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

9.

If the nominees holding for the account on individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

The nominees holding the account on individual shareholders will be requested to forward the Information Statement to the beneficial owners.

Effects of the Reverse Stock Split, page 8

10.

Please fully explain the effects of the Rule 13e-3 transaction on the Company’s affiliates as well as on unaffiliated security holders. See Item 1013(d) of Regulation M-A and corresponding Instruction 2. Please also revise your disclosure to include the effect that the reserve stock split will have upon each affiliate’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

A chart showing the effects of the Rule 13E-3 transaction on the Company’s affiliates as well as unaffiliated security holders, including each affiliate’s interest in the net book value and net earnings of the Company in terms of dollar amounts and percentages has been included in the Information Statement as follows:

	As of the Approval Record Date		As If the Reverse Stock Split Occurred on the Approval Record Date

Name of affiliated shareholder	Net Book Value	Net Earnings	Net Book Value	Net Earnings

W. Edd Helms, Jr.	4,497,608	4,647,949	4,690,039	4,846,812
L. Wade Helms	23,449	24,233	24,453	25,270
Walter Revell	12,163	12,569	11,737	12,130
Edward McCarthy	1,210	1,250	978	1,011
John Salvaggio	—	—	—	—
Dean A. Goodson	—	—	—	—
Sherrie Helms	77,589	80,183	80,205	82,886
Charlene Helms Freedland	89,054	92,030	91,942	95,016
Vicki Helms	1,007	1,041	978	1,011
Unaffiliated Shareholders	555,264	573,824	357,010	368,944

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

Purposes and Reasons for the Reverse Stock Split, page 8

11.

You disclose that “the Board of Directors, the Company and each of the members of the Principal Group determined that a reverse stock split would be the preferred method of going private transaction because it has the highest likelihood of successful completion at the least cost.” If the Company or members of the Principal Group considered alternative means to make the Company privately-held, briefly describe the alternatives and state the reasons for the rejection. See Item 1013(b) of Regulation M-A.

The Company and/or members of the Principal Group considered a sale of the business as an alternative to the reverse stock split transaction, but this alternative was rejected because sufficient financing was not available.

Fairness of the Reverse Stock Split, page 13

12.

Please expand your disclosure to include a statement by each filing person as to whether that person believes the Rule 13E-3 transaction to be fair to unaffiliated shareholders, not just “those shareholders who are not part of the Principal Group.” We note that such phrase includes certain affiliated shareholders, such as the Company’s directors and officers. Refer to Item 1014(a) of Regulation M-A for guidance.

Each of the filing persons (Edd Helms Group, Inc., W. Edd Helms, Jr., L. Wade Helms, Sherrie Helms, Charlene Helms Freedland, Vicki Helms, Walter Revell, Edward J. McCarthy, John Salvaggio, and Dean A. Goodson) believes the reverse stock split transaction is fair and equitable as to all shareholders, including unaffiliated shareholders.

13.

Each filing person on the Schedule 13E-3 must address the fairness of the reverse stock split on all unaffiliated shareholders, including those who will remain as shareholders of the Company going forward. Please revise.

Each of the filing persons (Edd Helms Group, Inc., W. Edd Helms, Jr., L. Wade Helms, Sherrie Helms, Charlene Helms Freedland, Vicki Helms, Walter Revell, Edward J. McCarthy, John Salvaggio, and Dean A. Goodson) believes the reverse stock split transaction is fair and equitable as to all shareholders.

14.	Revise to specifically address the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A.

The reason for undertaking this transaction at this time is that management’s analysis of the cost of remaining a reporting company was deemed excessive given the Company’s profits and the economy.

15.

All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. Please revise your disclosure accordingly. For example, expand your discussion of current and

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

historical market prices and net book value of the Company’s common stock and the going concern value and liquidation value of the Company to more fully support the basis of each filing person’s belief that the transaction is fair. If any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. If the filing persons did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.

Additional information has been added to this portion of the Information Statement.

16.

See the last comment above. You disclose that “based upon the foregoing value factors, and the fairness opinion provided by Florida Corporate Finance, dated September 2, 2008, the Board of Directors determined $0.40 per share to be a fair value to security holders.” Please note that the discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A must be that of the Company and affiliates engaging in the transaction. To the extent the Board of Directors is relying on the analyses of Florida Corporate Finance to satisfy any of its Item 1014(b) disclosure obligations with respect to such factors, the Board must specifically adopt the analyses conducted by Florida Corporate Finance. Alternatively, the Board must revise the discussion of the factors considered in the context of reaching their fairness determination to expressly address such factors.

The Board has adopted the valuation analysis based on the analysis presented in the Fairness Opinion provided by Florida Corporate Finance. A Resolution of the Board of Directors has adopted this analysis and price.

17.	In the information statement, please provide the information required by Item 1015(b)(1)-(5) of Regulation M-A.

The information required by Item 1015(b)(1)-(5) of Regulation M-A has been added to the Information Statement. No material relationship exists between the Company and Florida Corporate Finance, although Florida Corporate Finance had provided acquisition search services for the Company several years ago. The amount of compensation paid to Florida Corporate Finance was negotiated between the two parties.

18.

In addition, please quantify and explain in the information statement how Florida Corporate Finance determined the Company’s enterprise value using each of the three valuation methods. Also disclose the per share price the enterprise value yielded and the discount rate Florida Corporate Finance used. Please summarize all of the bases that Florida Corporate Finance used in its fairness assessment, including the comparable companies analysis and identify these companies. See Item 1015(b)(6) of Regulation M-A. Disclose how the filing persons concluded the transaction consideration is fair based upon the resulting share prices from the analyses, especially in light of the fact that some of the yielded share prices are

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

higher than $.40.

Additional information from Florida Corporate Finance has been added to this portion of the Information Statement.

19.	Please disclose the amount that you paid Florida Corporate Finance for their fairness opinion. See Item 1010(c) of Regulation M-A.

The compensation paid to Florida Corporate Finance by the Company for preparation of the Fairness Opinion was $2,500.00.

Reservation of Right to Abandon the Reverse Stock Split, page 20

20.

Disclose how the board will make a determination, in its discretion, to abandon the reverse split before the proposed effective date if it determines that abandoning it is in the best interests of the company and the security holders. Disclose how the board will make such determination, including the factors upon which the decision would be based, and how it will provide notice to security holders.

The Board will meet in the event of any extraordinary difficulties in financing or procedurally accomplishing the reverse stock split transaction and will vote on whether to abandon the reverse stock split. If such action is taken, the Board will send letters to all shareholders notifying them of the decision.

Appraisal Rights of Dissenting Owners, page 20

21.	In this section, include the date by which the notice of dissent must be provided to the Company.

A clear statement of the date (March 17, 2009) by which the notice of dissent must be provided to the Company has been added to the Information Statement.

Background Information Concerning Directors, page 21

22.	Please revise to include the ages of the directors and officers and include the dates in Mr. Salvaggio’s background information pursuant to Item 401 of Regulation S-K.

Information regarding the ages of the directors and officers has been added to the Information Statement as follows:

	a.	W. Edd Helms, Jr. – 62

	b.	L. Wade Helms – 51

	c.	Walter Revell – 73

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

	d.	Edward J. McCarthy – 64

	e.	John Salvaggio – 46

	f.	Dean A. Goodson – 40

Dates in Mr. Salvaggio’s background information:

John Salvaggio is currently the Chief Financial Officer at Rupari Food Services, Inc., an importer and manufacturer of food products based in Deerfield Beach, Florida. Mr. Salvaggio has been with Rupari Foods since 2005. He held finance and accounting positions at Traveleaders Group from 2000 until 2005, at Prosource Distributors from 1997 until 2000, at Ryder Systems from 1994 until 1997, at Burger King Corporation from 1989 until 1994, and at Deloitte & Touche from 1986 until 1989. He graduated in 1985 from the University of Florida with a Bachelors Degree in Accounting and earned his MBA from Florida International University in 1990. Mr. Salvaggio is a CPA in the state of Florida.

Appendix E – Fairness Opinion

23.	Pages E-3 and E-6 of the fairness opinion refer to “pages 9 and 10” and “page 11 below,” respectively, referring to information that does not appear in the opinion. Please revise or advise.

Pages 9, 10 and 11 are Excel spreadsheets. Page 9 is the Consolidated Income Statements for the Fiscal Years Ended May 31st; Page 10 is the Balance Sheet as of May 31, 2008; and Page 11 is the Enterprise Value Comparison for D&B Listings. These documents have been attached to the Information Statement at Appendix E.

24.

If the company or any of the filing persons provided the fairness advisor with non-public financial forecasts or projections in connection with its fairness analysis, such information must be disclosed. In addition, you must describe the material assumptions underlying any forecasts or projections and any limitations.

Neither the Company nor any of the filing persons provided the fairness advisor with non-public financial forecasts or projections in connection with the fairness analysis.

Security Ownership of Certain Beneficial Owners and Management, page 23

25.	Please revise the table to include Messrs. Salvaggio and Goodson.

The table showing Security Ownership of Certain Beneficial Owners and Management was amended to include the following information:

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

	As of the Approval Record Date		As If the Reverse Stock Split Occurred on the Approval Record Date

Name and Address	Number of Shares	Percentage of Class (1)	Number of Shares	Percentage of Class (1)

John Salvaggio	None	—	None	—
Dean Goodson	None	—	None	—

Appendix F – Form 10-KSB for the Year Ended May 31, 2008

26.

Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(l)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise page 11 of Appendix F accordingly.

Schedule 13e-3 and the Information Statement have been amended to include language reflecting that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not included as this is a going private transaction.

27.

We note that you filed your quarterly report for the quarter ended August 31, 2008 on Form 10-QSB. Please note that the small business forms and Regulation S-B were eliminated as of February 2008 and the grace period for using these forms ended in August, To the extent that you file further periodic reports or amend prior periodic reports prior to the time that you cease to be a public company, please file on Form 10-K and 10-Q.

Company will file on required forms.

Internal Control Over Financial Reporting, page 33

28 and 29.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•

the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/intei-p/2007/33-8810.pdf; and

• the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In response to comments 28 and 29, Form 10-KSB Amendment No. 1 for the fiscal year ended May 31, 2008, Item 8A. Controls and Procedures have been revised as follows (See Appendix F to Information Statement on Schedule 14C):

Item 8A. Controls and Procedures:

          Evaluation of Disclosure Controls and Procedures. The Company has carried out an evaluation under the supervision of management, including the President (“PRES”), the Executive Vice President (“EVP”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on that evaluation, our PRES, EVP, and CFO have concluded that, as of May 31, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and include controls and procedures designed to ensure that information required to

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

be disclosed by us in such reports is accumulated and communicated to management, including the PRES, the EVP, and CFO, as appropriate to allow timely decisions regarding required disclosures.

          Changes in Internal Control Over Financial Reporting. No change in internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the forth quarter 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

          Management’s Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal controls over financial reporting was effective as of May 31, 2008. This Annual Report on Form 10-KSB does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in the Annual Report on Form 10-KSB.

Executive Compensation, page 38

30.

It appears that you are using old executive compensation tables and disclosures which were revised in 2006. In the event that the company does not complete the going private transaction, in future filings, please comply with Item 402(n)(l) of Regulation S-K by including a “Total” column in the summary compensation table, include the “Outstanding Equity Awards At Fiscal Year-End” table pursuant to Item 402(p)(l) of Regulation S-K and include the “Director Compensation” table pursuant to Item 402(r)(l) of Regulation S-K.

Company will use appropriate tables and disclosures in future filings.

Signature page

31.

Please revise the signature page to conform to General Instruction C(2) of Form 10-K. The signature page should include the signature of the principal financial officer and identify the principal executive officer.

The signature page has been revised to conform to General Instruction D(2) of Form 10-

Boca Raton Fort Lauderdale Miami Tallahassee

Ms. Jennifer Hardy, Legal Branch Chief
Ms. Sherry Haywood
January 21, 2009

K — to include the signature of the principal financial officer and identify the principal executive officer.

Exhibits

32.	Please amend the filing to include your articles of incorporation and bylaws pursuant to Item 601(a) of Regulation S-K.

We have included the articles of incorporation and by-laws as Exhibit “G”. In addition, the articles of incorporation and by-laws have been filed with the SEC along with the Amended Form 10-KSB.

Please contact the undersigned should you have any further questions, concerns or comments regarding the Preliminary Information Statement on Schedule 14C and/or the Schedule 13E-3 filed by Edd Helms Group, Inc.

Sincerely,

BERGER SINGERMAN

Melissa Melzer

cc: W. Edd Helms, Jr.

Boca Raton Fort Lauderdale Miami Tallahassee